SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2022

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 19, 2022, Kenon Holdings Ltd. (“Kenon”) held an Annual General Meeting of Shareholders (the “Annual General Meeting”) for the purposes of voting on the proposals set forth below:

•
Proposal 1(a) to (h): Re-election of directors to Kenon’s board of directors
•          Mr. Cyril Pierre-Jean Ducau (Chairman, incumbent)
•          Mr. Antoine Bonnier (incumbent)
•          Mr. Laurence N. Charney (incumbent)
•          Mr. Barak Cohen (incumbent)
•          Mr. N. Scott Fine (incumbent)
•          Dr. Bill Foo (incumbent)
•          Mr. Aviad Kaufman (incumbent)
•          Mr. Arunava Sen (incumbent)

•
Proposal 2: Re-appointment of statutory auditor for the financial year ending 31 December 2022 and authorization of Kenon’s directors (which may act through the Audit Committee) to fix their remuneration

•	Proposal 3: Ordinary resolution to authorize the ordinary share issuances

•
Proposal 4: Ordinary resolution to authorize the grant of awards under the Kenon Holdings Ltd. Share Incentive Plan 2014 and/or options under the Kenon Holdings Ltd. Share Option Plan 2014 and the allotment and issuance of ordinary shares

•	Proposal 5: Ordinary resolution to approve the renewal of the share purchase authorization

•	Proposal 6: Special resolution to approve the capital reduction in respect of the distribution.

A quorum was present for all of the proposals.

Each of the director nominees identified in proposal 1(a) to (h) was re-elected and each of the proposals 2 to 6 was approved by Kenon’s shareholders at the Annual General Meeting.

Kenon’s ability to consummate the distribution in proposal 6 remains subject to the satisfaction of certain conditions, including approval of the capital reduction by the High Court of the Republic of Singapore. For additional information on proposal 6, please refer to the Proxy Statement included as Exhibit 99.1 to Kenon’s Report on Form 6-K dated April 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 19, 2022	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer